UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

J.D. EDWARDS & COMPANY

(Name of Subject Company (Issuer))

PEOPLESOFT, INC.
JERSEY ACQUISITION CORPORATION
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

281667105
(CUSIP Number of Class of Securities)

Anne S. Jordan
Senior Vice President, General Counsel and Secretary
PeopleSoft, Inc.
4460 Hacienda Drive
Pleasanton, California 94588
(925) 225-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

COPY TO:
Douglas D. Smith, Esq.
Lisa A. Fontenot, Esq.
Gibson, Dunn & Crutcher LLP
One Montgomery Street, 31st Floor
San Francisco, CA 94104
(415) 393-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed on June 19, 2003 and subsequently amended on June 27, 2003, by PeopleSoft, Inc., a Delaware corporation (“PeopleSoft”), and Jersey Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of PeopleSoft, relating to Purchaser’s offer to exchange all of the issued and outstanding shares of common stock, par value $.001 per share of J.D. Edwards & Company, a Delaware corporation (“J.D. Edwards”), together with the associated stock purchase rights, for the consideration described in the Schedule TO.

PeopleSoft has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission, relating to the PeopleSoft common stock, par value $.01 per share, to be issued to the stockholders of J.D. Edwards in connection with the offer, as set forth in the prospectus which is a part of the Registration Statement, and the related letter of transmittal (the “Letter of Transmittal”), which were annexed to the Schedule TO as Exhibits(a)(4)(i) and (a)(1)(i) thereto, respectively. On July 2, 2003, PeopleSoft filed Amendment No. 1 to the Registration Statement, which is attached hereto as Exhibit (a)(4)(ii). This Amendment No. 2 also amends and supplements the Letter of Transmittal, and such Letter of Transmittal is deemed amended and supplemented by reference to this Amendment No. 2.

The information set forth in the Registration Statement and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of the Schedule TO.

Items 1 through 11.

The Letter of Transmittal is amended as follows: the phrase “has read and” in the first sentence of the fifth paragraph in the section “Please Read The Accompanying Instructions Carefully” (which is also the second full paragraph on page 6 thereto) is hereby deleted.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

EXHIBIT	DESCRIPTION
(a)(4)(ii)	Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-106269 (incorporated by reference from Amendment No. 1 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission by PeopleSoft, Inc. on July 2, 2003, File No. 333-106269).

(a)(5)(xiii)	Press Release issued by PeopleSoft, dated July 1, 2003 (incorporated by reference to PeopleSoft’s 425 filing on July 1, 2003).

(a)(5)(xiv)	Text of Information Posted on PeopleSoft's Website (incorporated by reference to PeopleSoft’s 425 filing on July 1, 2003).

(a)(5)(xv)	Advertisement dated July 2, 2003 (incorporated by reference to PeopleSoft's 425 filing on July 2, 2003).

(a)(5)(xvi)	Press Release issued by PeopleSoft, dated July 2, 2003 (incorporated by reference to PeopleSoft's 425 filing on July 2, 2003).

(a)(5)(xvii)	Transcript of PeopleSoft Conference Call, dated July 2, 2003 (incorporated by reference to PeopleSoft's 425 filing on July 2, 2003.)

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SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEOPLESOFT, INC.

By:	/s/ Anne S. Jordan

Name: Anne S. Jordan Title: Senior Vice President, General Counsel and Secretary

JERSEY ACQUISITION CORPORATION

By:	/s/ Anne S. Jordan

Name: Anne S. Jordan Title: Vice President, Secretary

Dated: July 2, 2003

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EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(4)(ii)	Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-106269 (incorporated by reference from Amendment No. 1 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission by PeopleSoft, Inc. on July 2, 2003, File No. 333-106269).

(a)(5)(xiii)	Press Release issued by PeopleSoft, dated July 1, 2003 (incorporated by reference to PeopleSoft’s 425 filing on July 1, 2003).

(a)(5)(xiv)	Text of Information Posted on PeopleSoft's Website (incorporated by reference to PeopleSoft’s 425 filing on July 1, 2003).

(a)(5)(xv)	Advertisement dated July 2, 2003 (incorporated by reference to PeopleSoft's 425 filing on July 2, 2003).

(a)(5)(xvi)	Press Release issued by PeopleSoft, dated July 2, 2003 (incorporated by reference to PeopleSoft's 425 filing on July 2, 2003).

(a)(5)(xvii)	Transcript of PeopleSoft Conference Call, dated July 2, 2003 (incorporated by reference to PeopleSoft's 425 filing on July 2, 2003.)

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